Nuvei Announces Fourth Quarter and Fiscal Year 2021 Results
Provides Financial Outlook for 2022
Nuvei reports in U.S. dollars and in accordance with International Financial Reporting Standards (“IFRS”)
MONTREAL, March 8, 2022 – Nuvei Corporation (“Nuvei” or the “Company”) (Nasdaq: NVEI) (TSX: NVEI), the global payment technology partner of thriving brands, today reported its financial results for the three months and year ended December 31, 2021.
“Our team delivered an excellent quarter in which we exceeded our financial outlook, capping off an exceptional year,” said Nuvei Chair and CEO Philip Fayer. “Our revenue increased 83% for the fourth quarter and 93% for the full year 2021. Total volume increased 127% to $31.5 billion for the quarter, and 121% to $95.6 billion for the year. We have made tremendous progress while investing in our flexible, scalable, modular technology platform to address the rapidly evolving global and local needs of our customers. As our addressable market increases, four pillars underpin our trajectory and remain central to our strategic priorities in driving the future of commerce: product innovation, growth with existing customers, attracting new customers, and acquisitions. These lay the foundation for us to build on our momentum which is reflected in the financial outlook we are providing today of revenue between $940 million and $980 million, representing year-over-year growth of 30% to 35%. I am extremely pleased with our results and remain very excited about our future. ”

Financial Highlights for the Three Months Ended December 31, 2021
•Total volume(1) increased 127% to $31.5 billion from $13.9 billion
◦eCommerce represented 88% of total volume
•Revenue increased 83% to $211.9 million from $115.9 million
◦Organic revenue growth(2) was 55% with Organic revenue(2) increasing to $179.1 million from $115.9 million;
•Net income decreased to $12.3 million from $22.6 million, primarily due to a $29.7 million increase in share-based payments to employees who joined the Company as part of acquisitions completed during the third quarter and other employee incentive grants
•Adjusted EBITDA(2) increased 78% to $91.5 million from $51.3 million
•Adjusted net income(2) increased 52% to $70.6 million from $46.5 million
•Net income per diluted share was $0.07 compared to $0.16
•Adjusted net income(2) per diluted share was $0.47 compared to $0.33
Financial Highlights for the Year Ended December 31, 2021
•Total volume(1) increased 121% to $95.6 billion from $43.2 billion
◦eCommerce represented 86% of total volume
•Revenue increased 93% to $724.5 million from $376.2 million
◦Organic revenue growth(2) was 61% with Organic revenue(2) increasing to $600.9 million from $373.7 million.
•Net income increased by $210.7 million to $107.0 million compared to a net loss of $103.7 million
•Adjusted EBITDA(2) increased 95% to $317.2 million from $163.0 million
•Adjusted net income(2) increased 179% to $248.6 million from $89.0 million
•Net income per diluted share was $0.71 compared to a net loss per share of $1.08
•Adjusted net income(2) per diluted share was $1.69 compared to $0.85
•Cash flow from operating activities increased by 182% to $266.9 million from $94.8 million

•Free cash flow(2) increased by 100% to $290.1 million from $145.1 million
•Cash balance of $748.6 million at December 31, 2021 compared to $180.7 million at December 31, 2020

Operational Highlights
•Revenue for the fourth quarter 2021, increased 117% to $127.9 million in Europe, the Middle East and Africa, increased 47% to $76.2 million in North America, increased 93% to $6.4 million in Latin America (LATAM), and decreased 19% to $1.4 million in Asia Pacific (APAC).
•The Company added 75 new employees in the fourth quarter, ending the year with 1,368 employees at December 31, 2021.
•Nuvei expanded local card acquiring capabilities in the United Arab Emirates (UAE) and enhanced its payment capabilities enabling customers to accept local payments methods in Latin America (LATAM). The Company now offers local acquiring in 46 countries.
•The Company secured licenses with Visa in Hong Kong and Singapore as part of its ongoing expansion plans.
•The Company enhanced its global payment capabilities by enabling smart routing of payments across the United Kingdom (UK) and Europe, with Faster Payments in the UK and instant and regular Single Euro Payments Area (SEPA) in Europe. Smart routing of instant and regular payments improves acceptance rates and lowers fraud exposure.
•The Company is prepared for the launch of regulated online gaming and sports betting in the Canadian province of Ontario set to go live on April 4, 2022. With local acquiring services, connectivity to all local APMs, including Interac, and a full stack payout solution, Nuvei is well positioned to support licensed operators in the province.
•The Company expanded its on-ramp and off-ramp solution offerings for Simplex by supporting an additional 11 coins and added 34 new digital asset providers as well as several non-fungible token (NFT) platforms, which include NFTStar, License Rocks, and RMRK. Nuvei supported 109 coins and 89 fiat currencies as at December 31, 2021.
•Nuvei continued to add multiple new alternative payment methods, including India Payouts, Bizum, Okto Cash, as well as several digital wallets in APAC including Kakao Pay, Toss Payments, SSGPAY, Samsung Pay, payco, Ipay, Boost, GrabPay, and ShopeePay. The Company supported 528 APMS at December 31, 2021.
Financial Outlook(3)
Nuvei is providing the following financial outlook for the three months ending March 31, 2022 and the fiscal year ending December 31, 2022. The financial outlook and specifically the Adjusted EBITDA(2) reflects the Company’s strategy to accelerate its investment in distribution, marketing, innovation, and technology.
The financial outlook is fully qualified and based on a number of assumptions and subject to a number of risks described under the heading “Forward-Looking Information” of this press release. Nuvei's outlook also constitutes "financial outlook" within the meaning of applicable securities laws and is provided for the purposes of assisting the reader in understanding the Company's financial performance and measuring progress toward management's objectives and the reader is cautioned that it may not be appropriate for other purposes.

	Three months ending March 31,	Year ending December 31,
	2022	2022
	Forward-looking	Forward-looking
(In U.S. dollars)	$	$
Total volume(1) (in billions)	28 - 29	127 - 132
Revenue (in millions)	208 - 214	940 - 980
Adjusted EBITDA(2) (in millions)	82 - 85	407 - 425
Growth Targets(4)
Nuvei’s medium-term(5) annual growth targets for Total volume(1) and revenue, as well as its longer-term target for Adjusted EBITDA margin(2), are shown in the table below. These medium(5) and long-term(5) targets should not be considered as projections, forecasts or expected results but rather goals that we seek to achieve from the execution of our strategy over time, through geographic expansion, product innovation, growing wallet share with existing customers and new customer wins.

Growth Targets(4)
Total volume(1)	30%+ annual year-over-year growth in the medium term(5)
Revenue	30%+ annual year-over-year growth in the medium term(5)
Adjusted EBITDA margin(2)	50% over the long term(5)
(1) Total volume does not represent revenue earned by the Company, but rather the total dollar value of transactions processed by merchants under contractual agreement with the Company. See “Supplementary Financial Measures” below.
(2) Adjusted EBITDA, Adjusted EBITDA margin, Organic revenue, Organic revenue growth, Adjusted net income, Adjusted net income per diluted share and Free cash flow are non-IFRS measures. See “Non-IFRS Measures”.
(3) Other than with respect to revenue, the Company only provides guidance on a non-IFRS basis. The Company does not provide a reconciliation of forward-looking Adjusted EBITDA (non-IFRS) to net income (loss) due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliation. In periods where significant acquisitions or divestitures are not expected, the Company believes it might have a basis for forecasting the IFRS equivalent for certain costs, such as employee benefits, commissions and depreciation and amortization. However, because other deductions such as share-based payments, net finance costs, gain (loss) on financial instruments carried at fair market value and current and deferred income taxes used to calculate projected net income (loss) can vary significantly based on actual events, the Company is not able to forecast on an IFRS basis with reasonable certainty all deductions needed in order to provide an IFRS calculation of projected net income (loss). The amount of these deductions may be material and, therefore, could result in projected IFRS net income (loss) being materially less than projected Adjusted EBITDA (non-IFRS). These statements represent forward-looking information and may represent a financial outlook, and actual results may vary. See the risk and assumptions described under the heading “Forward-looking information” of this press release.
(4) These growth targets are fully qualified and based on a number of assumptions and subject to a number of risks as described under the heading “Forward-looking Information” of this press release. These growth targets serve as guideposts as we execute on our strategic priorities, and they assume a normal business environment, continuing momentum and performance of the Company’s core business and favorable tailwinds of the verticals it serves. We will review and revise these growth targets as economic, market and regulatory environments change.
(5) “Medium-term” and “long term” have not been defined by Nuvei nor does Nuvei intend to define them. These targets should not be considered as projections, forecasts or expected results but rather goals that we seek to achieve from the execution of our strategy over time. These growth targets are fully qualified and based on a number of assumptions and subject to a number of risks described under the heading “Forward-Looking Information” of this press release. These targets are provided for the purposes of assisting the reader in understanding the Company’s financial performance and measuring progress toward management’s objectives and the reader is cautioned that they may not be appropriate for other purposes.

Launch of Normal Course Issuer Bid
The Company has authorized, and the Toronto Stock Exchange (the “TSX”) has approved, a normal course issuer bid (the “NCIB”) to purchase for cancellation up to 6,617,416 subordinate voting shares of Nuvei over the twelve-month period commencing on March 10, 2022 and ending no later than March 9, 2023, representing approximately 10% of the “public float” (as defined in the TSX Company Manual) of the subordinate voting shares issued and outstanding as at February 28, 2022. Subject to the required regulatory approvals, the NCIB will be conducted through the facilities of the TSX and the NASDAQ Global Select Market (the “Nasdaq”) or alternative trading systems, if eligible, and will conform to their regulations. Subordinate voting shares will be acquired under the NCIB at the market price plus brokerage fees.
Purchases under the NCIB may be made by means of open market transactions, including through an automatic share purchase plan, privately negotiated transactions or such other means as a securities regulatory authority may permit. In the event that the Company acquires subordinate voting shares other than through open market purchases, the purchase price of the subordinate voting shares may be different than the market price of the subordinate voting shares at the time of the acquisition. Purchases made under an issuer bid exemption order will be at a discount to the prevailing market price as per the terms of the order.
Furthermore, under the NCIB, Nuvei may make, once per week, a block purchase (as such term is defined in the TSX Company Manual) at market price, in accordance with TSX rules and applicable securities laws. Under TSX rules, block purchases may not be made, directly or indirectly, from any insider of the Company. Nuvei will otherwise be allowed, subject to applicable securities laws, to purchase daily, through the facilities of the TSX, a maximum of 120,910 subordinate voting shares representing 25% of the average daily trading volume of 483,642 subordinated voting shares, as calculated per the TSX rules for the six-month period starting on September 1, 2021 and ending on February 28, 2022.
Nuvei believes that the purchase of its subordinate voting shares under the NCIB is an appropriate investment by it since, in its view, market prices from time to time may not reflect the underlying value of Nuvei’s business. Actions in connection with the NCIB will be subject to various factors, including Nuvei’s capital and liquidity positions, accounting and regulatory considerations, Nuvei’s financial and operational performance, alternative uses of capital, the trading price of Nuvei’s subordinate voting shares and general market conditions. The NCIB does not obligate Nuvei to acquire a specific dollar amount or number of shares and may be extended, modified, or discontinued at any time. Nuvei has not repurchased any of its outstanding subordinate voting shares under a normal course issuer bid in the past 12 months.
Supplementary Financial Information
Nuvei is today providing one-time Supplementary Financial Information for the fiscal years 2020 and 2021, with the intent of helping investors better understand the components of the Company’s revenue and its growth profile. All revenue and percentages in the Supplementary Financial Information section are, or are derived from, components of revenue as calculated in accordance with the accounting policies used to prepare the revenue figure presented in the Company’s financial statements under IFRS. The Company does not intend to provide Supplementary Financial Information on an on-going basis.

Revenue by channel
The following table provides a revenue breakdown by channel:

	Years ended December 31		Change
(In thousands of U.S. dollars, except for percentages)	2021	2020
	$	$	$	%
Global eCommerce direct	486,511	211,667	274,844	130%
Small and medium-sized businesses	136,682	116,627	20,055	17%
eCommerce reseller	101,333	47,932	53,401	111%
Revenue	724,526	376,226	348,300	93%
Small and medium-sized businesses revenue represents revenue mainly derived from transactions where the physical card is presented at the point of sale. eCommerce revenue represents revenue derived from transactions where the physical card is not presented. Global eCommerce direct revenue represents revenue from merchant relationships developed by the Company's direct sales representatives. eCommerce reseller revenue represents revenue from merchant relationships developed by sales partners.

Revenue by vertical
The following table provides a revenue breakdown by vertical based on the merchant classification:

	Years ended December 31		Change
(In thousands of U.S. dollars, except for percentages)	2021	2020
	$	$	$	%
Regulated online gaming	180,843	93,502	87,341	93%
Financial services	95,779	62,589	33,190	53%
Consumer retail	93,941	68,113	25,828	38%
Digital assets and cryptocurrencies	80,486	4,664	75,822	1626%
Digital goods & services (a)	53,124	42,404	10,720	25%
Social gaming	52,144	8,627	43,517	504%
Industrials, building material and construction	42,093	34,841	7,252	21%
Healthcare	27,934	18,714	9,220	49%
Restaurants	23,599	18,626	4,973	27%
Associations & co-operatives	23,293	1,000	22,293	2229%
Professional services	13,698	8,448	5,250	62%
Travel	7,922	5,063	2,859	56%
Online retail (b)	7,280	5,958	1,322	22%
Charitable, funeral, government and child care services	3,050	2,437	613	25%
Energy & utilities	2,792	1,240	1,552	125%
Simplex (c)	16,548	—	16,548	n.m.
Revenue	724,526	376,226	348,300	93%
(a) Digital goods & services means products and services for which the consumers buy intangible goods and services online.
(b) Online retail means retail for which the consumers buy tangible goods and services directly online.
(c) Through its proprietary fraud and risk management tools, Simplex provides zero-chargeback guarantee to its customers.
Revenue by acquiring and modular technology
The following table provides acquiring and modular technology revenue. Acquiring revenue represents revenue derived from the credit and debit card association networks. Modular technology revenue represents revenue derived from our proprietary platforms and includes, for example, gateway, global processing, APMs, currency management, global payouts, fraud risk management, card issuing, cryptocurrency payments, open banking, data reporting, reconciliation tools, in addition to a long list of value add capabilities:

	Years ended December 31		Change
(In thousands of U.S. dollars, except for percentages)	2021	2020
	$	$	$	%
Acquiring	451,413	261,376	190,037	73%
Modular technology	273,113	114,850	158,263	138%
Revenue	724,526	376,226	348,300	93%

Revenue by recent annual cohort
The following table provides revenue by cohort which represents revenue based on the year in which the new merchants are boarded:

	Years ended December 31		Change
(In thousands of U.S. dollars, except for percentages)	2021	2020
	$	$	$	%
2019 and before	460,542	334,710	125,832	38%
2020	192,657	41,516	151,141	364%
2021	71,327	—	71,327	n.m.
Revenue	724,526	376,226	348,300	93%
The following table provides revenue by cohort for Global eCommerce direct channel based on the year in which the new merchants are boarded:

	Years ended December 31		Change
(In thousands of U.S. dollars, except for percentages)	2021	2020
	$	$	$	%
2019 and before	276,168	184,484	91,684	50%
2020	152,290	27,183	125,107	460%
2021	58,053	—	58,053	n.m.
Revenue	486,511	211,667	274,844	130%
Net revenue retention rate
The following table provides Net revenue retention rate which is calculated by dividing revenue earned in a specific period by the revenue earned from the same customers in the corresponding period of the previous year. Our calculation of Net revenue retention rate for a given period only includes revenue from customers that were customers during the corresponding period of the previous year, and excludes revenue from new business onboarded during the last 12 months:

	Years ended December 31
(In percentages)	2021	2020
	%	%
Net revenue retention rate - Global eCommerce direct	179%	152%
Net revenue retention rate	146%	101%

Transaction count by tender type
The following table provide the number of transactions processed on Nuvei’s platform by tender type :

	Years ended December 31
	2021	2020	Change
(in millions)	Transaction count	Transaction count	%
Credit	832.6	552.5	51%
Alternative payment methods	305.2	79.2	285%
Debit	42.4	34.9	21%
Total transaction count	1,180.2	666.6	77%

Conference Call Information
Nuvei will host a conference call to discuss its fourth quarter and 2021 financial results today, Tuesday, March 8, 2022 at 8:30 am ET. Hosting the call will be Philip Fayer, Chair and CEO, and David Schwartz, CFO.
The conference call will be webcast live from the Company’s investor relations website at https://investors.nuvei.com under the “Events & Presentations” section. A replay will be available on the investor relations website following the call.
The conference call can also be accessed live over the phone by dialing 877-425-9470 (US/Canada toll-free), or 201-389-0878 (international). A replay will be available one hour after the call and can be accessed by dialing 844-512-2921 (US/Canada toll-free), or 412-317-6671 (international); the conference ID is 13726674. The replay will be available through Tuesday, March 22, 2022.
Capital Markets Day 2022
Nuvei will host its inaugural Capital Markets Day in New York, on Monday March 28, 2022.
Management will provide an in-depth look and update on the Company’s business, products, and market opportunities, with time for Q&A. Presentations are scheduled to start at 10:00 AM Eastern Time and conclude at approximately 2:00 PM Eastern Time. Registration is required to attend the event in person and will be limited (and subject to change) due to COVID-19 protocols.
All are invited to listen to an online presentation which will be available on the Company’s investor relations website at https://investors.nuvei.com under the “Events & Presentations” section.
About Nuvei
We are Nuvei (Nasdaq: NVEI) (TSX: NVEI), the global payment technology partner of thriving brands. We provide the intelligence and technology businesses need to succeed locally and globally, through one integration – propelling them further, faster. Uniting payment technology and consulting, we help businesses remove payment barriers, optimize operating costs and increase acceptance rates. Our proprietary platform provides seamless pay-in and payout capabilities, connecting merchants with their customers in over 200 markets worldwide, with local acquiring in 46 markets. With support for more than 530 alternative payment methods including cryptocurrencies, and nearly 150 currencies, merchants can capture every payment opportunity that comes their way. Our purpose is to make our world a local marketplace.
For more information, visit www.nuvei.com

Non-IFRS and Other Financial Measures
Nuvei’s audited consolidated financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board. The information presented in this press release includes non-IFRS financial measures, non-IFRS financial ratios and supplementary financial measures, namely Adjusted EBITDA, Adjusted EBITDA margin, Organic Revenue, Organic revenue growth, Adjusted net income, Adjusted net income per basic share, Adjusted net income per diluted share, Free cash flow, Total volume and eCommerce volume. These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of our results of operations from our perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. These measures are used to provide investors with additional insight of our operating performance and thus highlight trends in Nuvei’s core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use these non-IFRS and other financial measures in the evaluation of issuers. We also use these measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. We believe these measures are important additional measures of our performance, primarily because they and similar measures are used widely among others in the payment technology industry as a means of evaluating a company’s underlying operating performance.
Non-IFRS Financial Measures
Adjusted EBITDA: We use Adjusted EBITDA as a means to evaluate operating performance, by eliminating the impact of non-operational or non-cash items. Adjusted EBITDA is defined as net income (loss) before finance costs, finance income, depreciation and amortization, income tax expense, acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, and legal settlement and other.
Organic revenue: We use Organic revenue as a means of evaluating performance. This measure helps provide insight on organic and acquisition-related growth and presents useful information about comparable revenue growth. Organic revenue means revenue excluding the revenue attributable to acquired businesses for a period of 12-months following their acquisition and excluding revenue attributable to divested businesses.
In prior periods, we presented different adjusted revenue non-IFRS measures. As we continue to execute on our acquisition strategy and align with other companies in our industry, we believe that Organic revenue and Organic revenue growth are useful means of evaluating our performance and help provide insight on organic and acquisition-related growth. As our level of acquisitiveness has increased in recent periods, we believe these measures present more useful information about comparable growth in the period.
Adjusted net income: We use Adjusted net income as an indicator of business performance and profitability with our current tax and capital structure. Adjusted net income is defined as net income (loss) before acquisition, integration and severance costs, share-based payments and related payroll taxes, loss (gain) on foreign currency exchange, amortization of acquisition-related intangible assets, and the related income tax expense or recovery for these items. Adjusted net income also excludes change in redemption value of liability-classified common and preferred shares and accelerated amortization of deferred transaction costs and legal settlement and other.

Free cash flow: We use Free cash flow as a supplementary indicator of our operating performance. Free cash flow means, for any period, Adjusted EBITDA less capital expenditures.
Non-IFRS Financial Ratios
Adjusted EBITDA margin: Adjusted EBITDA margin means Adjusted EBITDA divided by revenue.
Adjusted net income per basic share and per diluted share: We use Adjusted net income per basic share and per diluted share as an indicator of performance and profitability of our business on a per share basis. Adjusted net income per basic share and per diluted share means Adjusted net income less net income attributable to non-controlling interest divided by the basic and diluted weighted average number of common shares outstanding for the period. The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.
Organic revenue growth: Organic revenue growth means the year-over-year change in Organic revenue divided by Organic revenue in the prior period. We use Organic revenue growth to assess revenue trends in our business on a comparable basis versus the prior year.
Supplementary Financial Measures
We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicators may be calculated in a manner that differs from similar key performance indicators used by other companies.
Total volume and eCommerce volume: We believe Total volume and eCommerce volume are indicators of performance of our business. Total volume and similar measures are used widely among others in the payments industry as a means of evaluating a company’s performance. We define Total volume as the total dollar value of transactions processed in the period by merchants under contractual agreement with us. eCommerce volume is the portion of Total volume for which the transaction did not occur at a physical location. Total volume and eCommerce volume do not represent revenue earned by us. Total volume includes acquiring volume, where we are in the flow of funds in the settlement transaction cycle, gateway/technology volume, where we provide our gateway/technology services but are not in the flow of funds in the settlement transaction cycle as well as the total dollar value of transactions processed relating to alternative payment methods and payouts. Since our revenue is primarily sales volume and transaction-based, generated from merchants’ daily sales and through various fees for value-added services provided to our merchants, fluctuations in Total volume will generally impact our revenue.
Forward-Looking Information
This press release contains “forward-looking information” within the meaning of applicable securities laws, including Nuvei's outlook on Total volume, Revenue and Adjusted EBITDA for the three months ending March 31, 2022 and the year ending December 31, 2022 as well as medium and long-term targets on Total volume, Revenue and Adjusted EBITDA margin. This forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate, expectations regarding industry trends and the size and growth rates of addressable markets, our business plans and growth strategies, addressable market opportunity for our solutions, expectations regarding growth and cross-selling opportunities and intention to capture an increasing share of addressable markets, the costs and success of our sales and marketing efforts, intentions to expand existing relationships, further penetrate verticals, enter new geographical markets, expand into and further increase penetration of international markets, intentions to selectively pursue and successfully integrate acquisitions, and expected acquisition outcomes and benefits, future investments in our business and anticipated capital expenditures, our intention to continuously innovate, differentiate and enhance our platform and solutions, expected pace of ongoing legislation of regulated activities and industries, our competitive strengths and competitive position in our industry, expectations regarding our revenue, revenue mix and the revenue generation potential of our solutions, expectations regarding our margins and future profitability, our financial outlook and guidance as well as medium and long-term targets in various financial metrics, and the future impact of the COVID-19 pandemic is forward-looking information.
In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Any financial outlook and targets, as the case may be, may also constitute “financial outlook” within the meaning of applicable securities laws and are provided for the purposes of assisting the reader in understanding the Company’s financial performance and measuring progress toward management’s objectives and the reader is cautioned that it may not be appropriate for other purposes.
Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail under “Risk Factors” of the Company’s annual information form (the “AIF”) such as: risks relating to our business and industry, such as the ongoing COVID-19 pandemic, including the resulting global economic uncertainty and measures taken in response to the pandemic; the rapid developments and change in our industry; intense competition both within our industry and from other payments methods; challenges implementing our growth strategy; challenges to expand our product portfolio and market reach; challenges in expanding into new geographic regions internationally and continuing our growth within our markets; challenges in retaining existing clients, increasing sales to existing clients and attracting new clients; managing our growth effectively; difficulty to maintain the same rate of revenue growth as our business matures and to evaluate our future prospects; history of net losses and additional significant investments in our business; our level of indebtedness; risks associated with past and future acquisitions; challenges related to a significant number of our merchants being small-and-medium sized businesses (“SMBs”); concentration of our revenue from payment services; compliance with the requirements of payment networks; challenges related to the reimbursement of chargebacks from our merchants; our bank accounts being located in multiple territories and relying on banking partners to maintain those accounts; the impact of the United Kingdom’s departure from the European Union; decline in the use of electronic payment methods; changes in foreign currency exchange rates affecting results of operations; deterioration in the quality of the products and services offered; loss of key personnel or difficulties hiring qualified personnel; impairment of a significant portion of intangible assets and goodwill; increasing fees from payment networks; challenges related to general economic and geopolitical conditions, business cycles and credit risks of our clients; reliance on third-party partners to sell some of our products and services; misappropriation of end-user transaction funds by our employees; frauds by merchants, their customers or others; coverage of our insurance policies; the degree of effectiveness of our risk management policies and procedures in mitigating our risk exposure; the integration of a variety of operating systems, software, hardware, web browsers and networks in our services; the costs and effects of pending and future litigation; various claims such as wrongful hiring of an employee from a competitor, wrongful use of confidential information of third parties by our employees, consultants or independent contractors or wrongful use of trade secrets by our employees of their former employers; challenges to secure financing on favorable terms or at all; challenges from seasonal fluctuations on our operating results; risks associated with less than full control rights of some of our subsidiaries; changes in accounting standards; estimates and assumptions in the application of accounting policies; occurrence of a natural disaster, a widespread health epidemic or pandemic or other events; impacts of climate change; challenges related to our holding company structure, as well as risks relating to intellectual property and technology, risks relating to regulatory and legal proceedings and risks relating to our Subordinate Voting Shares.
Forward-looking information is based on management’s beliefs and assumptions and on information currently available to management, regarding, among other things, general economic conditions and the competitive environment within our industry, including the following assumptions: (a) Nuvei's results of operations and ability to achieve suitable margins will continue in line with management’s expectations, (b) the Company will continue to effectively execute against its key strategic growth priorities, without any material adverse impact from the COVID-19 pandemic on its or its merchants’ business, financial condition, financial performance, liquidity nor any significant reduction in demand for its products and services, (c) losses owing to business failures of merchants and customers will remain in line with anticipated levels, (d) the Company’s ability to capture an increasing share of addressable markets by continuing to retain and grow existing customer relationships in high growth verticals while adding new customers adopting our technology processing transactions in existing and new geographies at or above historical levels, (e) Nuvei’s continued ability to maintain its competitiveness relative to competitors’ products or services, including as to changes in terms, conditions and pricing, (f) Nuvei’s continued ability to manage its growth effectively, (g) the Company will continue to attract and retain key talent and personnel required to achieve its plans and strategies, including sales, marketing, support and product and technology operations, in each case both domestically and internationally, (h) the Company’s ability to successfully identify, complete, integrate and realize the expected benefits of, acquisitions and manage the associated risks, (i) absence of material changes in economic conditions in our core markets, geographies and verticals, (j) the size and growth rates of our addressable markets and verticals, including that the industries in which Nuvei operates will continue to grow consistent with management’s expectations, (k) the accuracy of our assumptions as to currency exchange rates and interest rates, including inflation, and volatility in financial markets, (l) the absence of adverse changes in legislative or regulatory matters, (m) the absence of adverse changes in current tax laws, (n) projected operating and capital expenditure requirements, and (o) the COVID-19 pandemic, including any variants, having durably subsided with broad immunity achieved in our core markets, geographies and verticals, including the elimination of social distancing measures and other restrictions generally in such markets. Unless otherwise indicated, forward-looking information does not give effect to the potential impact of any mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.
Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Contact:
Investors
Anthony Gerstein
Vice President, Head of Investor Relations
anthony.gerstein@nuvei.com

Statements of Profit or Loss and Comprehensive Income or Loss Data
(in thousands of U.S. dollars except for shares and per share amounts)

	Three months ended December 31		Years ended December 31
	2021	2020	2021	2020
	$	$	$	$
Revenue	211,875	115,907	724,526	376,226
Cost of revenue	49,115	23,519	147,755	69,255
Gross profit	162,760	92,388	576,771	306,971
Selling, general and administrative expenses	140,921	68,437	431,303	234,972
Operating profit	21,839	23,951	145,468	71,999
Finance income	(550)	(1,257)	(2,859)	(5,427)
Finance costs	5,001	2,494	16,879	159,091
Net finance costs	4,451	1,237	14,020	153,664
Loss (gain) on foreign currency exchange	(2,486)	1,029	(513)	18,918
Income (loss) before income tax	19,874	21,685	131,961	(100,583)
Income tax expense	7,535	(892)	24,916	3,087
Net income (loss)	12,339	22,577	107,045	(103,670)
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit and loss
Foreign operations – foreign currency translation differences	(10,920)	18,394	(31,031)	32,855
Comprehensive income (loss)	1,419	40,971	76,014	(70,815)
Net income (loss) attributable to:
Common shareholders of the Company	10,808	21,726	102,293	(106,230)
Non-controlling interest	1,531	851	4,752	2,560
	12,339	22,577	107,045	(103,670)
Comprehensive income (loss) attributable to:
Common shareholders of the Company	(112)	40,120	71,262	(73,375)
Non-controlling interest	1,531	851	4,752	2,560
	1,419	40,971	76,014	(70,815)
Net income (loss) per share
Net income (loss) per share attributable to common shareholders of the Company
Basic	0.08	0.16	0.73	(1.08)
Diluted	0.07	0.16	0.71	(1.08)
Weighted average number of common shares outstanding
Basic	142,698,569	135,837,128	139,729,116	98,681,060
Diluted	147,640,841	139,929,183	144,441,502	98,681,060

Consolidated Statements of Financial Position Data (in thousands of U.S. dollars)
	December 31, 2021	December 31, 2020
	$	$
Assets

Current assets
Cash	748,576	180,722
Trade and other receivables	39,262	32,055
Inventory	1,277	80
Prepaid expenses	8,483	4,727
Income taxes receivable	3,702	6,690
Current portion of advances to third parties	3,104	8,520
Current portion of contract assets	1,354	1,587

Total current assets before segregated funds	805,758	234,381
Segregated funds	720,874	443,394
Total current assets	1,526,632	677,775

Non-current assets
Advances to third parties	13,676	38,478
Property and equipment	18,856	16,537
Intangible assets	747,600	524,232
Goodwill	1,126,768	969,820
Deferred tax assets	13,036	3,785
Contract assets	1,091	1,300
Processor deposits	4,788	13,898
Other non-current assets	3,023	1,944

Total Assets	3,455,470	2,247,769

Consolidated Statements of Financial Position Data (in thousands of U.S. dollars)
	December 31, 2021	December 31, 2020
	$	$
Liabilities

Current liabilities
Trade and other payables	101,848	64,779
Income taxes payable	13,478	7,558
Current portion of loans and borrowings	7,349	2,527
Other current liabilities	13,226	7,132

Total current liabilities before due to merchants	135,901	81,996
Due to merchants	720,874	443,394

Total current liabilities	856,775	525,390

Non-current liabilities
Loans and borrowings	501,246	212,726
Deferred tax liabilities	71,100	50,105
Other non-current liabilities	4,509	1,659

Total Liabilities	1,433,630	789,880

Equity

Equity attributable to shareholders
Share capital	2,057,105	1,625,785
Contributed surplus	69,943	11,966
Deficit	(108,749)	(211,042)
Accumulated other comprehensive income (loss)	(8,561)	22,470

	2,009,738	1,449,179
Non-controlling interest	12,102	8,710

Total Equity	2,021,840	1,457,889

Total Liabilities and Equity	3,455,470	2,247,769

Consolidated Statements of Cash Flow Data (in thousands of U.S. dollars)
For the years ended December 31,	2021	2020
	$	$
Cash flow from operating activities
Net income (loss)	107,045	(103,670)
Adjustments for:
Depreciation of property and equipment	5,811	5,121
Amortization of intangible assets	85,017	64,552
Amortization of contract assets	2,180	2,114
Share-based payments	53,180	10,407
Net finance costs	14,020	153,664
Loss (gain) on foreign currency exchange	(513)	18,918
Impairment on disposal of a subsidiary	—	338
Income tax expense	24,916	3,087
Changes in non-cash working capital items	21,604	(2,281)
Interest paid	(14,351)	(43,788)
Income taxes paid	(32,052)	(14,223)
	266,857	94,752
Cash flow used in investing activities
Business acquisitions, net of cash acquired	(387,654)	(67,537)
Proceeds from the sale of a subsidiary, net of cash	—	19,045
Decrease (increase) in other non-current assets	10,525	(1,683)
Net decrease in advances to third parties	9,190	9,401
Acquisition of property and equipment	(5,728)	(3,395)
Acquisition of intangible assets	(21,441)	(14,448)
	(395,108)	(58,617)
Cash flow from financing activities
Proceeds from loans and borrowings	300,000	110,000
Transaction costs related to loans and borrowings	(5,529)	(3,380)
Proceeds from exercise of stock options	8,994	—
Proceeds from issuance of shares	424,833	758,597
Transaction costs from issuance of shares	(15,709)	(42,966)
Repayment of convertible debentures from shareholders	—	(93,384)
Repayment of loans and borrowings	(2,560)	(642,786)
Payment of lease liabilities	(2,594)	(2,439)
Dividend paid by subsidiary to non-controlling interest	(1,360)	(940)
	706,075	82,702
Effect of movements in exchange rates on cash	(9,970)	1,813
Net increase in cash	567,854	120,650
Cash – Beginning of Year	180,722	60,072
Cash – End of Year	748,576	180,722

Reconciliation of Adjusted EBITDA and Free cash flow to Net Income (Loss) and Cash flow from operating activities
(In thousands of U.S. dollars)

	Three months ended December 31		Years ended December 31
	2021	2020	2021	2020
	$	$	$	$

Cash flow from operating activities	64,972	45,783	266,857	94,752
Adjustments for:
Depreciation of property and equipment	(1,535)	(979)	(5,811)	(5,121)
Amortization of intangible assets	(24,403)	(17,430)	(85,017)	(64,552)
Amortization of contract assets	(595)	(417)	(2,180)	(2,114)
Share-based payments	(32,935)	(3,200)	(53,180)	(10,407)
Net finance costs	(4,451)	(1,237)	(14,020)	(153,664)
Loss (gain) on foreign currency exchange	2,486	(1,029)	513	(18,918)
Impairment on disposal of a subsidiary	—	—	—	(338)
Income tax expense	(7,535)	892	(24,916)	(3,087)
Write-down of inventory to net realizable value	—	(513)	—	(513)
Changes in non-cash working capital items	(6,218)	(4,432)	(21,604)	2,281
Interest paid	4,792	1,495	14,351	43,788
Income taxes paid	17,761	3,644	32,052	14,223
Net income (loss)	12,339	22,577	107,045	(103,670)
Finance cost	5,001	2,494	16,879	159,091
Finance income	(550)	(1,257)	(2,859)	(5,427)
Depreciation and amortization	25,938	18,410	90,828	69,673
Income tax expense (recovery)	7,535	(892)	24,916	3,087
Acquisition, integration and severance costs (a)	8,773	4,673	25,831	9,970
Share-based payments and related payroll taxes(b)	34,674	3,200	54,919	10,407
Loss (gain) on foreign currency exchange	(2,486)	1,029	(513)	18,918
Legal settlement and other (c)	230	1,079	188	933
Adjusted EBITDA	91,454	51,313	317,234	162,982
Acquisition of property and equipment, and intangible assets	(9,642)	(5,572)	(27,169)	(17,843)
Free cash flow	81,812	45,741	290,065	145,139
(a)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities. For the three months and year ended December 31, 2021, those expenses were $4.3 million and $14.7 million respectively ($5.7 million and $10.9 million for the three months and year ended December 31, 2020). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation. For the three months and year ended December 31, 2021, those expenses were $4.5 million and $10.8 million ($0.1 million and $0.8 million for the three months and year ended December 31, 2020). These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses. No amount was recognized in 2021. Gains of $1.2 million and $2.5 million were recognized for the three months and year ended December 31, 2020. These amounts are presented in selling, general and administrative expenses.
(iv)severance and integration expenses, which were immaterial for the three months and year ended December 31, 2021 ($0.1 million and $0.7 million for the three months and year ended December 31, 2020). These expenses are presented in selling, general and administrative expenses.

(b)These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and year ended December 31, 2021, the expenses were comprised of non-cash share-based payments of $32.9 million and $53.2 million ($3.2 million and $10.4 million for three months and year ended December 31, 2020), as well as $1.7 million of cash expenses for related payroll taxes (nil in 2020).
(c)This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.

Reconciliation of Adjusted net income and Adjusted net income per basic share and per diluted share to Net Income (Loss)
(In thousands of U.S. dollars except for share and per share amounts)

	Three months ended December 31		Years ended December 31
	2021	2020	2021	2020
	$	$	$	$

Net income (loss)	12,339	22,577	107,045	(103,670)
Change in redemption value of liability-classified common and preferred shares (a)	—	—	—	76,438
Accelerated amortization of deferred transaction costs	—	—	—	24,491
Amortization of acquisition-related intangible assets (b)	22,828	16,008	78,979	59,219
Acquisition, integration and severance costs (c)	8,773	4,673	25,831	9,970
Share-based payments and related payroll taxes(d)	34,674	3,200	54,919	10,407
Loss (gain) on foreign currency exchange	(2,486)	1,029	(513)	18,918
Legal settlement and other (e)	230	1,079	188	933
Adjustments	64,019	25,989	159,404	200,376
Income tax expense related to adjustments (f)	(5,784)	(2,074)	(17,867)	(7,720)
Adjusted net income	70,574	46,492	248,582	88,986
Net income attributable to non-controlling interest	(1,531)	(851)	(4,752)	(2,560)
Adjusted net income attributable to the common shareholders of the Company	69,043	45,641	243,830	86,426
Weighted average number of common shares outstanding
Basic	142,698,569	135,837,128	139,729,116	98,681,060
Diluted	147,640,841	139,929,183	144,441,502	101,576,193

Adjusted net income per share attributable to common shareholders of the Company (g)
Basic	0.48	0.34	1.75	0.88
Diluted	0.47	0.33	1.69	0.85
(a)This line item represents change in redemption value related to shares classified as liabilities prior to our TSX listing. As part of the TSX listing, such shares were converted into equity as Subordinate Voting Shares. These expenses are included in finance costs.
(b)This line item relates to amortization expense taken on intangible assets created from the purchase price adjustment process on acquired companies and businesses and resulting from a change in control of the Company.
(c)These expenses relate to:
(i)professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities. For the three months and year ended December 31, 2021, those expenses were $4.3 million and $14.7 million respectively ($5.7 million and $10.9 million for the three months and year ended December 31, 2020). These costs are presented in the professional fees line item of selling, general and administrative expenses.
(ii)acquisition-related compensation. For the three months and year ended December 31, 2021, those expenses were $4.5 million and $10.8 million ($0.1 million and $0.8 million for the three months and year ended December 31, 2020). These costs are presented in the employee compensation line item of selling, general and administrative expenses.
(iii)change in deferred purchase consideration for previously acquired businesses. No amount was recognized in 2021. Gains of $1.2 million and $2.5 million were recognized for the three months and year ended December 31, 2020. These amounts are presented in selling, general and administrative expenses.
(iv)severance and integration expenses, which were immaterial for the three months and year ended December 31, 2021 ($0.1 million and $0.7 million for the three months and year ended December 31, 2020). These expenses are presented in selling, general and administrative expenses.

(d)These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and year ended December 31, 2021, the expenses were comprised of non-cash share-based payments of $32.9 million and $53.2 million ($3.2 million and $10.4 million for three months and year ended December 31, 2020), as well as $1.7 million of cash expenses for related payroll taxes (nil in 2020).
(e)This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.
(f)This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.
(g)The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.

Revenue by geography
The following table summarizes our revenue by geography based on the billing location of the merchant:

	Three months ended December 31		Change		Years ended December 31		Change
(In thousands of U.S. dollars, except for percentages)	2021	2020			2021	2020
	$	$	$	%	$	$	$	%
Revenue
North America	76,229	52,001	24,228	47%	301,257	183,803	117,454	64%
Europe, Middle East and Africa	127,856	58,884	68,972	117%	394,758	176,771	217,987	123%
Latin America	6,404	3,315	3,089	93%	22,841	10,771	12,070	112%
Asia Pacific	1,386	1,707	(321)	(19)%	5,670	4,881	789	16%
	211,875	115,907	95,968	83%	724,526	376,226	348,300	93%

Reconciliation of Organic revenue and Organic revenue growth to Revenue

	Three months ended December 31		Years ended December 31
	2021	2020	2021	2020
(In thousands of U.S. dollars except for percentages)	$	$	$	$

Revenue	211,875	115,907	724,526	376,226
Adjustments for acquired or divested businesses (a)	(32,740)	—	(123,659)	(2,524)
Organic revenue	179,135	115,907	600,867	373,702
Revenue growth	83%		93%
Organic revenue growth	55%		61%
(a) The Company acquired Smart2Pay Technology & Services B.V on November 2, 2020, Base Commerce on January 1, 2021, Mazooma on August 3, 2021, and Simplex and Paymentez on September 1, 2021. In May 2020, the Company disposed of CreditGuard.